UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number 001-38370

CollPlant Biotechnologies Ltd.

(Exact name of registrant as specified in its charter)

4 Oppenheimer St, Weizmann Science Park

Rehovot 7670104, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

This Report on Form 6-K is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-229163 and 333-248479) and Form F-3 (File No. 333-229486, 333-228054 and 333-238731), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

On February 11, 2021, CollPlant Biotechnologies Ltd. (the “Company”) entered into a definitive agreement (the “Purchase Agreement”) with several healthcare-focused and other institutional investors providing for the sale and issuance of an aggregate of 2,000,000 American Depositary Shares, each representing one ordinary share, NIS 1.50 per share, of the Company (the “ADSs”) in a registered direct offering at a purchase price of $17.50 per ADS, for aggregate gross proceeds of $35.0 million. The offering is expected to close on or about February 17, 2021, subject to the satisfaction of customary closing conditions.

Under the Purchase Agreement, the Company has agreed not to enter into any agreement to issue or announce the issuance or proposed issuance of any ADSs, ordinary shares or ordinary share equivalents for a period of 90 days following the closing of the offering, subject to certain exceptions.

The Purchase Agreement also contains representations, warranties, indemnification and other provisions customary for transactions of this nature.

The Company also entered into an engagement letter with H.C. Wainwright & Co., LLC (the “Placement Agent”), pursuant to which the Placement Agent agreed to serve as the exclusive placement agent for the Company in connection with the offering. The Company agreed to pay the Placement Agent a placement agent fee equal to 7.0% of the gross proceeds from the sale of the ADSs in the offering, a non-accountable expense allowance of $85,000 and clearing fees of $15,950.

The ADSs and the underlying ordinary shares will be issued in the registered direct offering pursuant to a prospectus supplement dated as of February 11, 2020 which was be filed with the SEC, in connection with a takedown from the Company’s shelf registration statement on Form F-3 (File No. 333-229486) (the “Registration Statement”), which became effective on February 22, 2019, and the base prospectus dated as of February 22, 2019 contained in such Registration Statement. This Report on Form 6-K shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the ADSs, ordinary shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The foregoing summary of the terms of the Purchase Agreement is subject to, and qualified in its entirety by the complete text of the document attached hereto as Exhibit 10.1, and is incorporated herein by reference. The Purchase Agreement contains representations and warranties that the parties made to, and solely for the benefit of, the others, except as expressly set forth in the Purchase Agreement, in the context of all of the terms and conditions of that agreement and in the context of the specific relationship between the parties.

A copy of the opinion of Gross & Co. relating to the legality of the issuance and sale of the ordinary shares underlying the ADSs is attached as Exhibit 5.1 hereto.

The Company previously announced the offering in a press release issued on February 11, 2021, which was included as an exhibit to a Report on Form 6-K filed with the SEC on the same day.

Warning Concerning Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains statements which constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. These forward looking statements are based upon the Company’s present intent, beliefs or expectations, but forward looking statements are not guaranteed to occur and may not occur for various reasons, including some reasons which are beyond the Company’s control. For example, this Report on Form 6-K states that the offering is expected to close on or about February 17, 2021. In fact, the closing of the offering is subject to various conditions and contingencies as are customary in securities purchase agreements in the United States. If these conditions are not satisfied or the specified contingencies do not occur, this offering may not close. For this reason, among others, you should not place undue reliance upon the Company’s forward looking statements. Except as required by law, the Company undertakes no obligation to revise or update any forward looking statements in order to reflect any event or circumstance that may arise after the date of this Report.

Exhibit No.	Description

5.1	Opinion of Gross & Co.

10.1	Form of Securities Purchase Agreement dated as of February 11, 2021 between CollPlant Biotechnologies Ltd. and the investors listed therein

23.1	Consent of Gross & Co. (contained in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COLLPLANT BIOTECHNOLOGIES LTD.

Date: February 17, 2021	By:	/s/ Eran Rotem
		Name:	Eran Rotem
		Title:	Deputy CEO and Chief Financial Officer

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